Exhibit 99.1
Canadian Solar Reports Second Quarter 2008 Results
Q208 Results
•	Q208 net revenues of $212.6 million, up 24% from Q108 net revenues of $171.2 million
•	Q208 GAAP net income per diluted share of $0.36, compared to Q108 GAAP net income per diluted share of $0.61. Q208 non-GAAP net income per diluted share of $0.78, compared to Q108 non-GAAP net income per diluted share of $0.65
•	Q208 shipments of 47.1 MW, compared to Q108 shipments of 41.8 MW
Outlook and Developments
•	Increased the full year 2008 net revenue guidance to $850-$970 million from the previously announced $750-$870 million
•	Successfully ramped up UMG e-Module production; delivered 2.2MW in Q208 to customers in Germany and USA; and expect to further ramp up the production by five-fold and deliver approximately 10MW e-Module products in Q3
•	Ramp-up of module capacity on track, bringing the total module capacity to 620MW by the end of 2008
•	Construction of Phase II solar cell facility completed; 150MW of additional cell capacity to be commissioned before the end of Q308, and another 150MW to be commissioned by the end of 2008, bringing the total internal cell capacity to 400MW
•	Construction of ingot and wafer plant completed and test ingots and wafers produced; 40MW of UMG ingot and wafer capacity to be ramped up by the end of Q308 and another 140MW to be ramped up by early 2009, bringing total nominal internal ingot and wafer capacity to approximately 180MW
•	Completed in July a public offering of 3.5 million shares for net proceeds of $112.7 million
Toronto, Canada, August 13, 2008 — Canadian Solar Inc. (“the Company”, “CSI” or “we”) (NASDAQ: CSIQ) today reported its preliminary unaudited US GAAP financial information for the second quarter ended June 30, 2008.
Net revenues for the quarter were $212.6 million (including $5.1 million of silicon material sales), compared to net revenues of $60.4 million for the second quarter of 2007 (including $2.7 million of silicon material sales) and $171.2 million for the first quarter of 2008 (including $2.2 million of silicon material sales). Net income for the quarter was $10.5 million, or $0.36 per diluted share, compared to a net loss of $2.9 million, or $0.11 per diluted share, for the second quarter of 2007 and net income of $19.0 million, or $0.61 per diluted share, for the first quarter of 2008. Excluding share-based compensation expenses of $2.3 million and a one-time non-cash debt conversion charge of $10.2 million, non-GAAP net income for the quarter is $23.0 million, or $0.78 per diluted share.

Dr. Shawn Qu, Chairman and CEO of CSI, commented: ”It has been a very solid and eventful quarter for the Company, with progress on all fronts. This marks our fifth consecutive quarter of sequential quarter-to-quarter top line growth. During this period we have also improved our margins. We have also successfully advanced our capital projects, both for the ingot and wafer plant, and the Phase II solar cell facility, and we expect significant increases in our H2 of 2008 deliveries compared with H1 of 2008. Further vertical integration on the ingot and wafer side is now well in progress with the Company having produced its first wafers on August 2nd. This will provide additional efficiencies in manufacturing the e-Module products and allow us to employ proprietary methods and patented technologies in the production of UMG ingots and wafers. During the quarter, we have seen our average conversion efficiency for UMG cells improve from approximately 13.3% to approximately 13.7%, and we expect further improvements going forward. On the supply side, we have entered into two new long-term contracts with LDK and New Solar Power, which will improve our supply situation in 2009.”
Shawn Qu added, “In June, we successfully completed the early conversion of our convertible notes due 2017. We successfully closed a secondary share offering in July with approximately $112.7 million of net proceeds. As a result, we believe that we now have one of the strongest balance sheets in the solar industry.”
Arthur Chien, CFO of CSI, noted: “Revenues for Q2 were $212.6 million, which is more than 10% above our prior guidance of $185 – $190 million, while our gross margin of 15.8% (excluding silicon material sales) remained above our target gross margin range of 13% – 15%. Our GAAP income per diluted share included a one-time non-cash charge of $10.2 million associated with the early conversion of our convertible notes, which will help CSI save future interest payments. Our non-GAAP income per diluted share of $0.78 demonstrates our ability to continuously deliver strong operating results and returns to our shareholders. Our successful secondary offering in July has positioned us in a stronger foothold that would empower us to carry on in our path of rapid growth well into 2009 with elevated financial flexibility. Our cash position is now excellent as well as our financial ratios. We have adequate resources for all of our planned H2 2008 capital expenditures and working capital purposes. Looking ahead, we expect our margins to remain steady and within our target range. I am confident that our quarterly revenue will continue to grow in the second half of 2008.”

Revenue by Geographical Location (US $ millions)
	Q2-08		Q1-08		Q2-07

Region	Revenue	%	Revenue	%	Revenue	%

Europe	188.3	88.6%	167.6	97.9%	57.3	94.8%
Asia	13.1	6.2%	2.4	1.4%	3.0	4.9%
America	11.2	5.2%	1.2	0.7%	0.1	0.3%
Total Net Revenue	212.6	100%	171.2	100%	60.4	100%

Note: Asian revenue included $5.1 million of silicon material sales in Q2-08 and $2.2 million of silicon material sales in Q1-08.
Recent Developments and Management Update
•	Launched commercial sales of e-Modules at Intersolar in Munich and San Francisco, for both the European and the US markets
•	Signed five new sales contracts in June and diversified our markets to include Italy, the Czech Republic, North America and Asia, while maintaining strong sales into our traditional markets of Germany and Spain
•	Signed significant supply deals with LDK and New Solar Power, thereby increasing our supply visibility for 2009 to 70%
•	The Board of Directors appointed the following senior executives:
•	Gregory Spanoudakis has been appointed as President, European Operations. Mr. Spanoudakis was previously our Vice President of European Sales

•	Charlotte Xi Klein has been appointed as Vice President, Finance & Compliance. Ms. Klein was previously our Financial Controller

Outlook
For the rest of the year and for 2009, we are maintaining our positive outlook for growth in both net revenues and MW shipments. We are increasing our 2008 revenue guidance to $850 – $970 million from the previously guided $750 – $870 million. Based on current sales and supply agreements and market forecasts, we reiterate our 2009 shipment target of 500 – 550MW. The 2009 target includes about 400 MW of regular solar modules and 100 – 150 MW of e-Modules.
The Company is now signing sales contracts for delivery in 2009. We launched our e-Module products in Q208 and are now selling our 2009 capacity for these products. We have seen strong demand and firm interest for our products, with nearly all of our key long-term customers doubling their product requests in 2009.
Our capacity and supply ramp-ups have positioned us well to increase our deliveries of products in 2009. The company now has two differentiated product lines (regular and e-Modules) that it can sell into different pricing tiers. Geographically, we are now selling to eight different regions including Germany, Spain, Italy, the Czech Republic, the US, Canada, South Korea and China. This market and product diversification will give us less exposure to changes in any individual market segment such as Spain, where we have reduced our exposure, and gives us access to certain strategic price sensitive markets, especially the US.
Net revenues for Q308 are expected to be in the range of $245 – $255 million, with non-GAAP net income, determined by excluding share-based compensation expenses, expected to be in the range of $24 – $25 million. Shipments for Q308 are expected to be approximately 60 MW.
Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:00 PM. on Wednesday, August 13, 2008, Beijing time or 8:00 AM, EDT on Wednesday, August 13, 2008 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of senior executive officers of the Company.
The call may be accessed by dialing: +1-866-383-8008 (domestic) or +1-617-597-5341 (international). The passcode is 55405119. A live webcast of the conference call will be available on Canadian Solar’s website at http://www.csisolar.com. A replay of the call will be available starting one hour after the call and continuing until 10:00 p.m. on Wednesday, August 20, 2008 (Beijing time) or 10:00 a.m. on Wednesday, August 20, 2008 (Eastern Daylight Time) at http://www.csisolar.com and by telephone at +1-888-286-8010 (domestic) or +1-617-801-6888 (international). The passcode to access the replay is: 61245887.
About Canadian Solar Inc. (NASDAQ: CSIQ)
Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar cell, solar module and custom-designed solar application products serving customers worldwide. CSI is incorporated in Canada and conducts its businesses worldwide and manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information, please visit http://www.csisolar.com.
Safe Harbor/Forward-Looking Statements
Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on May 29, 2007. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.
FINANCIAL TABLES BELOW

Canadian Solar Inc.
Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars, except share and per share data and unless otherwise stated)

	Q2 2008	Q1 2008	Q2 2007	H1 2008	H1 2007

Net Revenues:
Net Revenues — Products	212,585	171,235	60,413	383,820	77,902
Cost of Revenues:
Cost of Revenues — Products	179,509	143,000	57,940	322,509	75,084

-Gross Profit	33,076	28,235	2,473	61,311	2,818

Operating Expenses:
Selling Expenses	2,852	2,505	1,294	5,357	2,347
General and Administrative Expenses	6,485	5,426	3,765	11,911	6,851
Research and Development Expenses	447	303	204	749	390

Total Operating Expenses	9,784	8,234	5,263	18,017	9,588

Income/(loss) from operations	23,292	20,001	(2,790)	43,294	(6,770)
Other Income (Expenses):
Interest Expenses	(3,162)	(2,246)	(275)	(5,408)	(342)
Interest Income	59	102	41	161	326
Debt Conversion Expense	(10,170)	—	—	(10,170)	—
Others — Net	(600)	8,174	—	7,574	—

Income (Loss) before Taxes	9,419	26,031	(3,024)	35,451	(6,786)
Income Taxes	1,127	(7,036)	153	(5,909)	61

Net Income (Loss)	10,546	18,995	(2,871)	29,542	(6,725)

Basic Earnings (Loss) per Share	$0.38	$0.69	$(0.11)	$1.06	$(0.25)
Basic Weighted Average Outstanding Shares	28,085,875	27,391,315	27,276,699	27,738,862	27,273,350
Diluted Earnings (Loss) per Share	$0.36	$0.61	$(0.11)	$1.01	$(0.25)
Diluted Weighted Average Outstanding Shares	29,384,701	32,392,020	27,276,699	29,160,071	27,273,350

Canadian Solar Inc.
Reconciliation of US GAAP Gross Profit, Operating Income (Loss) and Net Income (Loss) to
Non-US GAAP Gross Profit, Operating Income (Loss) and Net Income (Loss)
(Unaudited)
Use of Non-GAAP Financial Information
To supplement its condensed consolidated financial statements presented in accordance with GAAP, CSI uses the following measures as defined as non-GAAP financial measures by the SEC: adjusted gross profit, adjusted operating income (loss) and adjusted net income (loss), each excluding share-based compensation and other one-time non-cash charges, expenses or gains, which we refer to as special items. CSI believes that non-GAAP adjusted gross profit, adjusted operating income (loss) and adjusted net income (loss) measures indicate the company’s baseline performance before subtracting those charges. In addition, these non-GAAP measures are among the primary indicators used by the management as a basis for its planning and forecasting of future periods. The presentation of these non-GAAP measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

	Q2 2008
	Gross	Operating	Net
	Profit	Income	Income
		(Loss)	(Loss)
US GAAP Profit (Loss)	33,076	23,292	10,547
Share-based Compensation	88	2,336	2,336
Convertible Note Conversion Costs	—	—	10,170
Total Special Items	88	2,336	12,506
Non-US GAAP Profit (Loss)	33,164	25,628	23,053
Non-US GAAP Earnings (Loss) per Diluted Share			$0.78
Adjusted Gross Margin	15.60%
Adjusted Operating Margin		12.06%

	Q1 2008
	Gross	Operating	Net
	Profit	Income	Income
		(Loss)	(Loss)
US GAAP Profit (Loss)	28,235	20,001	18,995
Share-based Compensation	90	2,199	2,199
Convertible Note Conversion Costs	—	—	—
Total Special Items	90	2,199	2,199
Non-US GAAP Profit (Loss)	28,325	22,200	21,194
Non-US GAAP Earnings (Loss) per Diluted Share			$0.65
Adjusted Gross Margin	16.54%
Adjusted Operating Margin		12.96%

	Q2 2007
	Gross	Operating	Net
	Profit	Income	Income
		(Loss)	(Loss)
US GAAP Profit (Loss)	2,473	(2,790)	(2,871)
Share-based Compensation	57	2,365	2,365
Convertible Note Conversion Costs	—	—	—
Total Special Items	57	2,365	2,365
Non-US GAAP Profit (Loss)	2,530	(425)	(506)
Non-US GAAP Earnings (Loss) per Diluted Share			$(0.02)
Adjusted Gross Margin	4.19%
Adjusted Operating Margin		(0.70)%

	H1 2008
	Gross	Operating	Net
	Profit	Income	Income
		(Loss)	(Loss)
US GAAP Profit (Loss)	61,311	43,294	29,542
Share-based Compensation	178	4,535	4,535
Convertible Note Conversion Costs	—	—	10,170
Total Special Items	178	4,535	14,705
Non-US GAAP Profit (Loss)	61,489	47,829	44,247
Non-US GAAP Earnings (Loss) per Diluted Share			$1.52
Adjusted Gross Margin	16.02%
Adjusted Operating Margin		12.46%

	H1 2007
	Gross	Operating	Net
	Profit	Income	Income
		(Loss)	(Loss)
US GAAP Profit (Loss)	2,818	(6,770)	(6,725)
Share-based Compensation	126	4,589	4,589
Convertible Note Conversion Costs	—	—	—
Total Special Items	126	4,589	4,589
Non-US GAAP Profit (Loss)	2,944	(2,181)	(2,136)
Non-US GAAP Earnings (Loss) per Diluted Share			$(0.08)
Adjusted Gross Margin	3.78%
Adjusted Operating Margin		(2.80)%
Non-US GAAP adjusted condensed consolidated statements of operations are intended to present the Company’s operating results, excluding special items.

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets
(In Thousands of U.S. Dollars)

	June 30	December 31
	2008	2007

ASSETS
Current assets:
Cash and Cash Equivalents	65,138	37,667
Restricted Cash	19,393	1,625
Accounts Receivable, Net	140,935	58,637
Inventories	90,440	70,921
Value-added Tax Recoverable	17,329	12,247
Advances to Suppliers	19,134	28,745
Prepaid and Other Current Assets	11,494	10,058

Total Current Assets	363,863	219,900

Property, Plant and Equipment, Net	92,095	51,486
Intangible Assets	212	136
Long Term Prepayments	15,673	4,103
Prepaid Lease Payments	5,812	1,616
Deferred Tax Assets — Non-current	6,550	3,966
Long-term Deferred Expenses	41	3,296

TOTAL ASSETS	484,246	284,503

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term Borrowings	92,727	40,374
Accounts Payable	13,285	8,251
Other Payables	10,505	6,153
Advances from Suppliers and Customers	11,314	1,962
Income Tax Payable	5,212	143
Amounts Due to Related Parties	30,000	209
Other Current Liabilities	7,647	2,121

Total Current Liabilities	170,690	59,213

Accrued Warranty Costs	7,678	3,879
Provision for Uncertain Tax Issue	4,997	2,278
Long-term Debt	48,217	17,866
Convertible Notes	1,000	75,000

TOTAL LIABILITIES	232,582	158,236

Stockholders’ Equity
Common Shares	180,623	97,454
Additional Paid-in-capital	30,970	26,436
Retained Earnings/(Accumulated Deficit)	25,938	(3,604)
Accumulated Other Comprehensive Income	14,133	5,981

TOTAL STOCKHOLDERS’ EQUITY	251,664	126,267

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	484,246	284,503

For more information, please contact:

In Canada
Alex Taylor, IR Director Canadian Solar Inc. Tel: +1-905-530-2334 Fax: +1-905-530-2001 Email: ir@csisolar.com

In the U.S.
John Robertson The Ruth Group Tel: +1-646-536-7024 Email: jrobertson@theruthgroup.com